SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 40-F/A

[Check One]

 X       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

            For the fiscal year ended                            Commission File Number   001-31927

NORTHERN ORION RESOURCES INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

1021

(Primary Standard Industrial Classification Code Number (if applicable)

 250-1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(604) 689-9663

(Address and Telephone Number of Registrant’s Principal Executive Offices)

 J. Brad Wiggins, Esq.

Miller & Holguin
1801 Century Park East, 7th Floor
Los Angeles, California 90067
(310) 556-1990
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares (no par value)*	American Stock Exchange

  *

The Registrant’s Share Purchase Warrants have been removed from, and are no longer being registered in, this Registration Statement.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[   ] Annual information form                 [   ] Audited annual financial statements (previously filed)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES                                                                                        NO  X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES                                                                                        NO  X

Forward-Looking Statements

The statements in this document that relate to future plans, events or performance are forward-looking statements.  Actual results could differ materially due to a variety of factors, including uncertainty of financing; technological, operational and other difficulties encountered in connection with the Registrant’s exploration activities; political, economic, environmental, regulatory and competitive developments in areas in which the Registrant conducts exploration activities; changing mineral prices, changing foreign exchange rates and other matters described under “Risk Factors” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in the Registrant’s disclosure record.  This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Registrant’s forward-looking statements.  The Registrant undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Documents Filed as Part of This Registration Statement

The following documents, set forth in the Exhibits to this Form 40-F, are incorporated by reference in this Registration Statement:

Exhibit 1 - Press Releases of the Registrant
Document No.	Date of Document	Title of Document
1.1	January 29, 2002	News Release*
1.2	March 8, 2002	News Release*
1.3	March 28, 2002	News Release*
1.4	June 26, 2002	News Release*
1.5	July 11, 2002	News Release*
1.6	July 15, 2002	News Release*
1.7	July 31, 2002	News Release*
1.8	August 12, 2002	News Release*
1.9	September 4, 2002	News Release*
1.10	February 10, 2003	News Release*
1.11	March 24, 2003	News Release*
1.12	April 8, 2003	News Release*
1.13	April 11, 2003	News Release*
1.14	April 22, 2003	News Release*
1.15	May 9, 2003	News Release*
1.16	May 16, 2003	News Release*
1.17	May 29, 2003	News Release*
1.18	May 30, 2003	News Release*
1.19	June 18, 2003	News Release*

1.20	June 24, 2003	News Release*
1.21	July 30, 2003	News Release*
1.22	August 6, 2003	News Release*
1.23	September 2, 2003	News Release*
1.24	October 3, 2003	News Release*
1.25	November 20, 2003	News Release*
1.26	March 4, 2004	News Release(1)
Exhibit 2 - Material Change Reports of the Registrant
Document No.	Date of Document	Title of Document
2.1	April 5, 2002	Material Change Report*
2.2	August 13, 2002	Material Change Report*
2.3	February 20, 2003	Material Change Report*
2.4	March 26, 2003	Material Change Report*
2.5	April 18, 2003	Material Change Report*
2.6	May 9, 2003	Material Change Report*
2.7	May 16, 2003	Material Change Report*
2.8	June 2, 2003	Material Change Report*
2.9	June 18, 2003	Material Change Report*
2.10	June 26, 2003	Material Change Report*
2.11	July 30, 2003	Material Change Report*
2.12	October 9, 2003	Material Change Report*
2.13	March 1, 2004	Material Change Report(1)
Exhibit 3 - Annual and Interim Financial Statements and Management Discussion and Analysis
Document No.	Date of Document	Title of Document
3.1	May 21, 2002	2001 Annual Report to Shareholders*
3.2	Undated	Management Discussion & Analysis for the year ended December 31, 2001*
3.3	March 31, 2002	Unaudited Consolidated Financial Statements for the three months ended March 31, 2002 and Management Discussion & Analysis for the period ended March 31, 2002*
3.4	June 30, 2002	Unaudited Consolidated Financial Statements for the six months ended June 30, 2002*
3.5	June 30, 2002	Management Discussion & Analysis for the period ended June 30, 2002*
3.6	September 30, 2002	Unaudited Consolidated Financial Statements for the nine months ended September 30, 2002 and Management Discussion & Analysis for the period ended September 30, 2002*

3.7	May 16, 2003	Management Discussion & Analysis for the year ended December 31, 2002*
3.8	June 20, 2003

U.S. GAAP reconciliation including audited comparative financial statements of the Registrant and notes thereto for the years ended December 31, 2002 and December 31, 2001, together with the report of the independent auditors thereon*

3.9	May 20, 2003	Change of Auditor Reporting Package including letter from former Auditor (KPMG) and letter from successor Auditor (Deloitte Touche)*
3.10	May 30, 2003	Unaudited Consolidated Financial Statements for the three month period ended March 31, 2003 and Management Discussion & Analysis for the three month period ended March 31, 2003*
3.11	August 29, 2003	Unaudited Consolidated Financial Statements for the six months ended June 30, 2003*
3.12	August 29, 2003	Management Discussion & Analysis for the six month period ended June 30, 2003*
3.13	September 30, 2003	Amended Unaudited Consolidated Financial Statements for the six months ended June 30, 2003*
3.14	August 29, 2003	Amended Management Discussion & Analysis for the six month period ended June 30, 2003*
3.15	September 30, 2003	Management Discussion & Analysis for the nine month period ended September 30, 2003*
3.16	September 30, 2003	Unaudited Consolidated Financial Statements for the nine months ended September 30, 2003*
Exhibit 4 - Notices of Meeting and Management Information Circulars of the Registrant
Document No.	Date of Document	Title of Document
4.1	May 7, 2002	Notice of Meeting and Management Information Circular for the 2002 Annual General Meeting of the Registrant*
4.2	May 16, 2003	Notice of Meeting and Management Information Circular for the 2003 Annual and Extraordinary General Meeting of the Registrant*
Exhibit 5 - Annual Information Forms of the Registrant
Document No.	Date of Document	Title of Document
5.1	July 4, 2002	Annual Information Form of the Registrant for the year ended December 31, 2001*
5.2	May 16, 2003	Annual Information Form of the Registrant for the year ended December 31, 2002*
5.3	September 24, 2003	Initial Annual Information Form of the Registrant under Canadian National Instrument 44-101*
Exhibit 6 - Final Prospectus of the Registrant including consents of auditors and qualified persons
Document No.	Date of Document	Title of Document
6.1	July 25, 2003	Final Prospectus of the Registrant in respect of a distribution of common shares and common share purchase warrants issuable upon exercise of previously issued Special Warrants*

6.2	July 25, 2003	Consent of Author of Callum LB Grant, Hatch, Vancouver in respect of Technical Report disclosure in Prospectus*
6.3	July 25, 2003	Consent of Author of Paul A.J. Hosford, Hatch Associates Ltd., in respect of Technical Report disclosure in Prospectus*
6.4	July 25, 2003	Consent of Author of Harry Burgess, Micon International Limited in respect of Technical Report disclosure in Prospectus*
6.5	July 25, 2003	Consent of Auditor, Pricewaterhouse LLP in respect of Prospectus*
6.6	July 25, 2003	Consent of Auditor, Deloitte & Touche LLP in respect of Prospectus*
Exhibit 7 - Technical Reports
Document No.	Date of Document	Title of Document
7.1	May 16, 2003	Technical Report- "Northern Orion Explorations Ltd., Agua Rica Project, Argentina" prepared by Hatch Associates Ltd.*
7.2	June 3, 2003	"Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina", prepared by Micon International Limited*
Exhibit 8 - Material Contracts filed with the Registrant's Prospectus
Document No.	Date of Document	Title of Document
8.1	May 29, 2003	Warrant Indenture*
8.2	May 29, 2003	Underwriting Agreement*
8.3	May 29, 2003	Indenture Amendment Agreement*
8.4	May 29, 2003	Special Warrant Indenture*
8.5	April 2, 2003	Agreement for sale and purchase of the Alumbrera Interests*
8.6	June 16, 2003	Management Contract*
8.7	June 16, 2003	Management Contract*
8.8	April 23, 2003	LLC Interest Purchase Agreement*

________________________

*    Previously filed as part of this registration statement on December 9, 2003.

(1) Filed herewith.

EXHIBITS

           The following exhibits are filed as part of this report:

Exhibit No.

Title of Exhibit

Exhibits to this Registration Statement

1.

Consent of Independent Auditors – Deloitte & Touche LLP(1)

2.

Consent of PricewaterhouseCoopers(1)

3.

Consents of Hatch Associates Ltd.(1)

4.

Consent of Micon International Limited(1)

________________________

(1) Previously filed as exhibits to this registration statement on December 9, 2003.

Exhibits Incorporated by Reference into this Registration Statement

1.

Press Releases of the Registrant.

2.

Material Change Reports of the Registrant.

3.

Annual and Interim Financial Statements and Management Discussion and Analysis of the Registrant.

4.

Notices of Meeting and Management Information Circulars of the Registrant.

5.

Annual Information Forms of the Registrant.

6.

Final Prospectus of the Registrant including consents of auditors and qualified persons.

7.

Technical Reports.

8.

Material Contracts filed with the Registrant's Final Prospectus.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to registration statement on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

Registrant

                        By:        /s/ David W. Cohen

                                    Name:  David W. Cohen

                                    Title:    President and Chief

Executive Officer

Date:  March 11, 2004